March 10, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Re: 	Masonite International Corporation
Schedule 13E-3/A filed March 7, 2005
File No. 005-43863

Dear Mr. Ulster:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your filing in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      SCHEDULE 13E-3 FILED MARCH 7, 2005

1. Rule 13e-3(d)(2) requires you to amend the Schedule 13E-3 promptly to report a material change in information included in the Schedule.
Revise the Schedule 13E-3 to file the February 17, 2005 press release as an exhibit. See also Item 1016(a)(5) of Regulation M-A.

MANAGEMENT PROXY CIRCULAR

2. We note that the meeting scheduled for February 18, 2005 was postponed to March 31, 2005 and you set a new record date (March
1)
for determining which shareholders would receive this revised circular and be eligible to vote at the March 31, 2005 meeting. We also note that all proxies submitted with respect to the February meeting are not valid and will not be counted with respect to the March meeting.
In revising this document, you have updated the summary of Merrill Lynch`s analysis to disclose their most recent analysis. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each presentation made or report provided by Merrill Lynch, including the presentations dated December 22, 2004 and February 17,
2005.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, Abby Adams, Special Counsel in the Office of Mergers and Acquisitions, at (202) 942-1881, or the undersigned at (202) 942-
1950 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	James C. Morphy
Keith A. Pagnani
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Scott C. Nuttall
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

Gary I. Horowitz
Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
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Mr. Harley Ulster
March 10, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE